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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                          ----------------------------

                                  AQUILA, INC.
                       (Name Of Subject Company (Issuer))

                          ----------------------------

                              UTILICORP UNITED INC.
                                     OFFEROR
                 (Names Of Filing Persons (Identifying Status As
                        Offeror, Issuer Or Other Person))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                                 OF AQUILA, INC.
                         (Title Of Class Of Securities)

                                    03840J106
                      (Cusip Number Of Class Of Securities)

                          LESLIE J. PARRETTE, JR., ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                              UTILICORP UNITED INC.
                              20 WEST NINTH STREET
                           KANSAS CITY, MISSOURI 64105
                                 (816) 421-6600

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                          ----------------------------

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

     |X| third party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: |_|

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This Amendment No. 8 (this "Amendment No. 8") amends and supplements the Tender
Offer Statement on Schedule TO as initially filed and dated December 3, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by UtiliCorp United Inc, a Delaware corporation ("UtiliCorp"), relating to the offer by UtiliCorp to exchange shares of UtiliCorp common stock, par value $1.00 per share, for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila, Inc., a Delaware corporation ("Aquila"), upon the terms and subject to the conditions set forth in UtiliCorp's prospectus, dated December 3, 2001, and in the related letter of transmittal (as they may be amended and supplemented), copies of which have been filed as an Exhibit to the Schedule TO.


A copy of the press release dated January 3, 2002 (regarding the receipt of all approvals necessary for the completion of UtiliCorp's exchange offer for Aquila's Class A shares) is set forth as Exhibit (i)(22) to this Schedule TO and is incorporated by reference in its entirety into this Schedule TO.


ITEM 11.  ADDITIONAL INFORMATION


Item 11 of the Schedule TO is hereby amended and supplemented to include the following:


On January 3, 2002, the Delaware Chancery Court in Castle County denied the plaintiffs' motion for a preliminary injunction with respect to UtiliCorp's exchange offer for Aquila's Class A shares. The court's opinion is set forth as Exhibit (i)(23) to this Schedule TO and incorporated by reference in its entirety.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 is hereby amended and supplemented as follows:

(i)(22) The press release dated January 3, 2002 regarding the receipt of all approvals necessary for the completion of UtiliCorp's exchange offer for Aquila's Class A shares (incorporated by reference to the filing on January 4, 2002 by UtiliCorp pursuant to Rule 425 under the Securities Act of 1933).

(i)(23) Memorandum Opinion issued by Vice Chancellor Stephen P. Lamb of the Court of Chancery of the State of Delaware in New Castle County on January 3, 2002.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



UTILICORP UNITED INC.

By:      /s/ Dan Streek
Name:    Dan Streek
Title:   Chief Financial Officer

Dated: January 3, 2002